Peninsula Gaming, LLC
Peninsula Gaming Corp.
301 Bell Street
Dubuque, Iowa 52001

March 25, 2010

VIA EDGAR

Ms. Amanda Ravitz, Esq.
Branch Chief - Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Peninsula Gaming, LLC
Peninsula Gaming Corp.
Registration Statement on Form S-4 filed February 2, 2010
(File No: 333-164641)

Dear Ms. Ravitz:

This letter is being sent in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Peninsula Gaming, LLC and Peninsula Gaming Corp. (the “Companies”) and the subsidiary guarantors referenced in the Registration Statement (the “Guarantors” and, together with the Companies, the “Registrants”) filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrants’ proposed offer to exchange (the “Exchange Offer”) up to $240,000,000 aggregate principal amount of their new 8⅜% Senior Secured Notes due 2015 and $305,000,000 aggregate principal amount of their new 10¾% Senior Unsecured Notes due 2017 (collectively, the “New Notes”) for a like principal amount of their outstanding 8⅜% Senior Secured Notes due 2015 and 10¾% Senior Unsecured Notes due 2017.

The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988), Morgan Stanley & Co., SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the information and belief of the Registrants, each person participating in the Exchange Offer will be acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the

Ms. Ravitz
March 25, 2010
Page

Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Very truly yours,

PENINSULA GAMING, LLC
PENINSULA GAMING CORP.

By:           /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

THE OLD EVANGELINE DOWNS, L.L.C.
DIAMOND JO, LLC
DIAMOND JO WORTH, LLC
BELLE OF ORLEANS, L.L.C.

By:           /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

cc: Nazim Zilkha, White & Case LLP